March 3, 1994


FHP International Corporation
9900 Talbert Avenue
Fountain Valley, CA  92728

Gentlemen:

     The undersigned, Stockholders ("Stockholders") of TakeCare, Inc. ("TakeCare"), understand that FHP International Corporation ("FHP") is considering entering into an Agreement and Plan of Merger with TakeCare, pursuant to which the Stockholders will receive voting shares of FHP. In connection with such merger and as an inducement for FHP to enter into the Agreement and Plan of Merger, the Stockholders are delivering this letter to FHP.

     The Stockholders hereby covenant and agree with FHP that neither the Stockholders nor any of their respective affiliates or family members shall become a participant in a solicitation in opposition to the recommendation of the Board of Directors of FHP with respect to any matter subjected to a vote or written consent of the stockholders of FHP. In that connection, the Stockholders agree with FHP that the Stockholders and such affiliates will not, directly or indirectly, join any partnership, syndicate or other group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), or otherwise act in concert with, any other person for the purpose of affecting control of FHP, or acquiring, holding, voting or disposing of voting securities of FHP. Stockholders further agree that neither they nor any such affiliates shall publicly propose any merger, share repurchase, asset sale, reverse stock split or other extraordinary transaction with, or a change in control of, FHP or any of its subsidiaries, unless such proposed transaction has been approved by the Board of Directors of FHP.

     The agreements set forth in this letter shall continue in full force in effect until the earliest of (i) the termination of the Agreement and Plan of Merger without consummation of the Merger contemplated thereby, (ii) the date on which the Stockholders collectively no longer own, beneficially or of record, voting securities of FHP entitling the holder to cast 3% or more of the votes eligible to be cast in the election of directors of FHP,
(iii) the fifth anniversary of the date of this letter or (iv) the first anniversary of the date on which all of the Series A Cumulative Convertible Preferred Stock of FHP held, beneficially or of record, by the Stockholders is converted into common stock of FHP.

     It is further agreed that, notwithstanding any provision to the contrary in the Shareholder Agreement dated as of January 6, 1994 between FHP and the Stockholders, said Shareholder Agreement shall require the Stockholders to vote their shares of TakeCare Common Stock against, and to appoint FHP their proxy to vote said shares against, an Acquisition Proposal (as defined therein) only so long as the Agreement and Plan of Merger shall not have been terminated.

Very truly yours,

/s/
Jack R. Anderson

TakeCare Shares
Beneficially owned:
1,161,534

/s/
Rose-Marie Anderson
TakeCare Shares
Beneficially Owned:
285,838

Agreed and Accepted on:
May 5, 1994
FHP International Corporation

By:  /s/  Westcott W. Price, III

Its:  President and CEO